SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)


Lynch Interactive Corporation
(Name of Issuer)

Common Stock Par Value $.0001
(Title of Class of Securities)


_________________551146103___________________
(CUSIP Number)

John Fikre
Lynch Corporation
401 Theodore Fremd Ave.
Rye, New York 10580
(914) 921-8821
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


______________________June 20, 2002________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.




CUSIP No. 551146103
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
7
:
:
:
SOLE VOTING POWER

633,836 (Item 5)

:
8
:
:
:
SHARED VOTING POWER

NONE

:
9
:
:
:
SOLE DISPOSITIVE POWER

633,836 (ITEM 5)

:10
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

633,836 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.54%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
This Amendment No. 3 to Schedule 13D on the Common Stock of Lynch Interactive Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on September 1, 1999. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.		Identity and Background
		(a), (b), and (c) - This statement is being filed by Mario J. Gabelli ("Mr. Gabelli). Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Asset Management Inc. ("GBL"), an NYSE- listed financial services firm. Mr. Gabelli is also the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., a private company that owns approximately 80% of the Common Stock of GBL. Mr. Gabelli is also a director or trustee for all of the registered investment companies advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GBL. He is also the Chairman and Chief Executive Officer of the Issuer and Vice Chairman of Lynch Corporation. Mr. Gabelli's business address is One Corporate Center, Rye, New York 10580.
		(d) and (e) - Not applicable.
		(f) - Mr. Gabelli is a citizen of the United States.

Item 3.		Source and Amount of Funds or Other Consideration
	Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The additional Securities acquired by Mr. Gabelli since the most recent filing on Schedule 13D were acquired by him in the Issuer's 401(k) Savings Plan.

Item 4.                   Purpose of Transaction
 Item 4 is amended, in pertinent part, as follows:
(a) Gabelli Group Capital Partners, Inc. announced June 20, 2002 that it intends to acquire up to 100,000 shares of the Common Stock of the Issuer in the open market. A copy of the press release issued by Gabelli Group Capital Partners, Inc. is attached hereto as Exhibit C. Mario Gabelli is the Chairman and Chief Executive Officer and a majority shareholder of Gabelli Group Capital Partners, Inc.

Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 633,836 shares, representing 22.54% of the 2,811,651 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended March 31, 2002.



(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person is set forth on Schedule I annexed hereto and incorporated herein by reference.
(e) Not applicable.

Item 7.		Material to be Filed as an Exhibit
Exhibit C:	Press Release dated June 20, 2002





Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	June 20, 2002

MARIO J. GABELLI



By:
     John Fikre
     Attorney-in-Fact





























Exhibit C.

For Immediate Release:		Contact:  Vincent J. Capurso
					Chief Financial Officer
					(914) 921-5146





Gabelli Group Capital Partners, Inc.
Announces Intention to Buy Shares of Lynch Interactive Corporation



Rye, New York, June 20, 2002 -- Gabelli Group Capital Partners, Inc. announced today that it intends to purchase up to 100,000 shares of the Common Stock of Lynch Interactive Corporation (AMEX: LIC) in the open market at such times, prices and amounts to be determined by Gabelli Group Capital Partners, Inc.

Gabelli Group Capital Partners, Inc. is a private company based in Rye, New
York.